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Exhibit 12.1

TYCO ELECTRONICS LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	For the Six Months Ended
			Fiscal
	March 27, 2009	March 28, 2008
			2008	2007	2006	2005	2004
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes and minority interest	$(3,894)	$1,498	$2,157	$319	$1,534	$1,348	$1,161
Distributed income of equity investees	3	—	6	—	—	—	—
Fixed charges	100	130	227	286	310	357	407

	$(3,791)	$1,628	$2,390	$605	$1,844	$1,705	$1,568

Fixed Charges:
Interest expense	$83	$99	$188	$231	$257	$296	$347
Estimate of interest in rent expense	17	31	39	55	53	61	60

	$100	$130	$227	$286	$310	$357	$407

Ratio of Earnings to Fixed Charges	— (2)	12.52	10.53	2.12	5.95	4.78	3.85

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of income (loss) from continuing operations before income taxes and minority interest, distributed income of equity investees, and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt premiums and discounts and capitalized expenses related to indebtedness, and an appropriate interest factor on operating leases.

(2)
In the six months ended March 27, 2009, fixed charges exceeded earnings by $3,891 million.

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  Exhibit 12.1
TYCO ELECTRONICS LTD. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)